                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1 )*



                     The Kroll-O'Gara Company
_________________________________________________________________
                         (Name of Issuer)


                   Common Stock, $.01 par value
_________________________________________________________________
                  (Title of Class of Securities)


                            67083U 10 2
_________________________________________________________________
                          (CUSIP Number)


                            May 5, 1998
_________________________________________________________________
(Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [x] Rule 13d-1(d)


     * The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  67083U 10 2                                        13G
_________________________________________________________________
1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MeesPierson Management (Guernsey) Ltd.
_________________________________________________________________

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)      [ ]
     (b)      [ ]

     Not applicable.
_________________________________________________________________

3)   SEC USE ONLY
_________________________________________________________________

4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey, Channel Islands
_________________________________________________________________

 _______________________________________________________________
|               |                                               |
|    NUMBER     |  (5)  SOLE VOTING POWER             331,595   |
|      OF       |_______________________________________________|
|    SHARES     |                                               |
|  BENEFICIALLY |  (6)  SHARED VOTING POWER              -0-    |
|     OWNED     |_______________________________________________|
|      BY       |                                               |
|     EACH      |  (7)  SOLE DISPOSITIVE POWER        331,595   |
|   REPORTING   |_______________________________________________|
|    PERSON     |                                               |
|     WITH      |  (8)  SHARED DISPOSITIVE POWER         -0-    |
|_______________________________________________________________|

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     331,595
_________________________________________________________________

10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES* [ ]

     Not applicable.
_________________________________________________________________

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.0%
_________________________________________________________________

12)  TYPE OF REPORTING PERSON*

     CO
_________________________________________________________________

                         Page 2 of 5 Pages
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Item 1(a)  Name of Issuer:  The Kroll-O'Gara Company


     1(b)  Address of Issuer's Principal Executive Offices:

           9113 LeSaint Drive       900 Third Avenue
           Fairfield, Ohio  45014   New York, NY  10022


Item 2(a)  Name of Person Filing:   MeesPierson Management
                                    (Guernsey) Ltd.

     2(b)  Address of Principal Business Office:

           Bordage House, LeBordage,
           P.O. Box 253
           St. Peter Port, Guernsey
           Channel Islands GYI 3QJ


     2(c)  Citizenship:  Guernsey, Channel Islands

     2(d)  Title of Class of Securities:  Common Stock,
           $.01 par value

     2(e)  CUSIP Number:  67083U 10 2


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ]  Broker or Dealer registered under Section 15 of the
              Act

     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or Endowment
              Fund; see Section 240.13d-1(b)(1)(ii)(F)









                         Page 3 of 5 Pages
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     (g) [ ]  Parent Holding Company, in accordance with Section
              240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h) [ ]  Group, in accordance with Section
              240.13d-1(b)(1)(ii)(H)

      Not applicable. The filing person may be deemed to have had beneficial ownership of the reported shares, identified in Item 4 below, prior to the Issuer's public offering.


Item 4.  Ownership (as of May 5, 1998)


     (a) Amount Beneficially Owned:  331,595 shares

     (b) Percent of Class:  2.0%

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:
               331,595

         (ii)  shared power to vote or to direct the vote:
               -0- shares

         (iii) sole power to dispose or to direct the disposition
of:
               331,595

         (iv) shared power to dispose or to direct the disposition
               of:  -0- shares


Item 5.  Ownership of Five Percent or Less of a Class

      [X]  As of May 5, 1998, MeesPierson Management (Guernsey)
           Ltd. ceased to be the owner of more than 5% of the issuer's common stock.


Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person

         Not applicable.


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company

         Not applicable.




                         Page 4 of 5 Pages
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Item 8.  Identification and Classification of Members of the
         Group

         Not applicable.


Item 9.  Notice of Dissolution of a Group

         Not applicable.


Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


Date: May 20, 1998        MeesPierson Management (Guernsey) Ltd.



                          By:/s/ A. Smith and /s/ John Adie
                             ____________________________________
                              Name: A. Smith and John Adie
                              Title:  Authorized Signatories



























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